Filed Pursuant to Rule 424(b)(3)
Registration No. 333-259083

PROSPECTUS SUPPLEMENT No. 2
(To Prospectus Dated September 3, 2021)

Select Energy Services, Inc.

3,600,000 Shares of Class A Common Stock

This prospectus supplement No. 2 supplements the prospectus dated September 3, 2021 filed pursuant to Rule 424(b)(1) (the “Prospectus”) by Select Energy Services, Inc. Pursuant to the Prospectus, this prospectus supplement relates to the offering of 3,600,000 shares of Class A common stock by the selling shareholder named in the Prospectus.

This prospectus supplement incorporates into the Prospectus the information contained in our attached Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (the “SEC”) on December 13, 2021.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

Our Class A common stock is traded on the New York Stock Exchange under the symbol “WTTR.”

Investing in our Class A common stock involves risks. Please see “Risk Factors” beginning on page 3 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 13, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 12, 2021

SELECT ENERGY SERVICES, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-38066	81-4561945
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1233 West Loop South, Suite 1400 Houston, TX 77027
(Address of Principal Executive Offices)

(713) 235-9500

(Registrant’s Telephone Number, including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Ticker symbol(s)	Name of each exchange on which registered
Class A common stock, $0.01 par value	WTTR	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On December 12, 2021, Select Energy Services, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Navy Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“Holdings”), Navy Holdco, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Holdings (“Holdco”), Navy Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of the Company (“Merger Sub”) and Nuverra Environmental Solutions, Inc., a Delaware corporation (“Nuverra”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Nuverra (the “Initial Merger”), with Nuverra continuing as the surviving entity (the “Surviving Corporation”) and a wholly owned subsidiary of the Company. Following the Initial Merger, Nuverra will merge with and into Holdco (the “Subsequent Merger” and, together with the Initial Merger, the “Mergers”), with Holdco surviving the Subsequent Merger as a direct wholly owned subsidiary of Holdings. On December 10, 2021, the board of directors of the Company and the board of directors of Nuverra unanimously approved the Merger Agreement and the transactions contemplated thereby (the “Transactions”).

At the effective time of the Initial Merger (the “Effective Time”), (i) each share of common stock of Nuverra, par value $0.01 (“Nuverra Common Stock”) issued and outstanding as of immediately prior to the Effective Time will be converted into the right to receive 0.255 (the “Exchange Ratio”) shares of Class A common stock of the Company, par value $0.01 (the “Company Common Stock”), and (ii) the holders of the 118,137 warrants exercisable for shares of Nuverra Common Stock (“Nuverra Warrants”) shall, upon the exercise of such Nuverra Warrants and payment of the exercise price therefor, have the right to acquire and receive the number of shares of Company Common Stock that would have been issued by means of a cash exercise immediately prior to the Effective Time, and receive a number of shares of Company Common Stock equal to the Exchange Ratio.

The Surviving Corporation has agreed to assume and repay in full all indebtedness outstanding as of the Closing Date under Nuverra’s existing bank credit facility. The Surviving Corporation will also assume all of Nuverra’s obligations under existing finance lease agreements.

Each award of outstanding restricted stock units subject to time-based vesting conditions that relates to Nuverra Common Stock (a “Nuverra RSU Award”), award of outstanding restricted stock units subject to performance-based vesting conditions that relates to Nuverra Common Stock (a “Nuverra PSU Award”) and award of outstanding shares of restricted Nuverra Common Stock (a “Nuverra Restricted Stock Award”) will be treated as follows:

•	each Nuverra RSU Award that does not vest at the Effective Time and is outstanding as of immediately prior to the Effective Time will be cancelled and converted into a restricted unit award to receive a number of shares of Company Common Stock equal to the number of shares of Nuverra Common Stock subject to such Nuverra RSU Award immediately prior to the Effective Time, multiplied by the Exchange Ratio, rounded down to the nearest whole share of Company Common Stock;

•	each Nuverra RSU Award that does vest at the Effective Time and is outstanding as of immediately prior to the Effective Time will vest in full and be cancelled and converted into a restricted unit award to receive a number of shares of Company Common Stock equal to the number of shares of Nuverra Common Stock subject to such Nuverra RSU Award immediately prior to the Effective Time, multiplied by the Exchange Ratio, rounded down to the nearest whole share of Company Common Stock;

•	each Nuverra PSU Award that is outstanding as of immediately prior to the Effective Time will be cancelled and converted into a performance-based restricted stock unit award covering shares of Company Common Stock equal to the number of shares of Nuverra Common Stock that would have been earned pursuant to such Nuverra PSU Award based on actual achievement of any performance-based vesting conditions as of immediately prior to the Effective Time, multiplied by the Exchange Ratio, rounded down to the nearest whole share of Company Common Stock; and

•	each Nuverra Restricted Stock Award that is outstanding as of immediately prior to the Effective Time shall automatically vest in full and be cancelled and converted into the right to receive a number of shares Company Common Stock equal to the number of shares of Nuverra Common Stock subject to such Nuverra Restricted Stock Award as of immediately prior to the Effective Time, multiplied by the Exchange Ratio, rounded down to the nearest whole share of Company Common Stock.

The Company and Nuverra have agreed, subject to certain exceptions with respect to unsolicited proposals, not to solicit competing acquisition proposals or to enter into discussions concerning, or provide confidential information in connection with, any unsolicited alternative acquisition proposals.

The completion of the Initial Merger is subject to the satisfaction or waiver of customary closing conditions, including: (i) adoption of the Merger Agreement by holders of a majority of the outstanding Nuverra Common Stock (ii) absence of any court order or regulatory injunction prohibiting completion of the Merger, (iii) effectiveness of the Company’s registration statement on Form S-4 (the “Registration Statement”) to register the Company Common Stock to be issued in the Merger, (iv) subject to specified materiality standards, the accuracy of the representations and warranties of the other party, (v) the authorization for listing of Company Common Stock to be issued in the Initial Merger on the NYSE, (vi) lender consent under the Parent ABL Credit Agreement (as defined in the Merger Agreement), (vii) the receipt of payoff documentation with respect to the Nuverra’s bank facility and consents to the consummation of the Mergers under Nuverra’s finance leases, (viii) compliance by each other party in all material respects with their respective covenants and (ix) the absence of a Company Material Adverse Effect or a Parent Material Adverse Effect (each as defined in the Merger Agreement), as applicable.

The Company, Merger Sub, Holdco, and Nuverra have made customary representations and warranties in the Merger Agreement. The Merger Agreement also contains customary covenants and agreements, including covenants and agreements relating to (i) the conduct of Nuverra’s business between the date of the signing of the Merger Agreement and the closing date of the Mergers, (ii) Nuverra’s covenant not to withdraw, qualify or modify the support of its board of directors for the Merger Agreement and the Transactions, as applicable and (iii) the efforts of the parties to cause the Mergers to be completed, including with respect to governmental approvals and third party approvals.

In addition, the Merger Agreement contains covenants that require Nuverra to use reasonable best efforts to cause certain principal stockholders of Nuverra (the “Nuverra Designated Stockholders”) to duly execute and deliver a written consent approving the Merger Agreement within twenty-four (24) hours of the Registration Statement becoming effective and receiving a copy of the consent solicitation statement/prospectus included therein. In the event the Nuverra Designated Stockholders fail to deliver such written consent, the Company shall have the option to terminate the Merger Agreement or elect to have Nuverra use its reasonable best efforts to call a special meeting of the stockholders for the purpose of obtaining stockholder approval of the Merger Agreement.

The Merger Agreement contains certain termination rights for the Company and Nuverra. The Merger Agreement further provides that, upon termination of the Merger Agreement under certain circumstances, Nuverra may be required to (i) pay the Company a termination fee equal to $2,500,000 or (ii) reimburse the Company up to $1,250,000 in respect of the expenses of the Company incurred in connection with the Merger Agreement and the Transactions.

The Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Merger Agreement and is qualified in its entirety by the terms and conditions of the Merger Agreement. It is not intended to provide any other factual information about the Company, Nuverra or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Nuverra or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Nuverra’s public disclosures.

Support Agreements

Contemporaneously with the execution of the Merger Agreement, the Company, Merger Sub, Holdco, and Nuverra entered into support agreements (the “Support Agreements”) with each of the Nuverra Designated Stockholders. Pursuant to the Support Agreements, each of the Nuverra Designated Stockholders agreed to, among other things, execute and deliver (or cause to be delivered) a written consent, covering all of the Nuverra Common Stock held by such Nuverra Designated Stockholder (i) approving each of the matters for which Nuverra is soliciting consents of the holders of Nuverra Common Stock in accordance with the Merger Agreement promptly following the time when the Registration Statement is declared effective by the SEC and such Nuverra Designated Stockholder has received a copy of the consent statement/prospectus contained therein and (ii) against any other action, agreement or proposal intended to, or which may have the effect of, impeding, delaying, restricting, limiting or interfering with the consummation of the Mergers and the performance of such Nuverra Designated Stockholder’s or Nuverra’s obligations thereunder or under the Merger Agreement.

Pursuant to the Support Agreements, none of the Nuverra Designated Stockholders nor any of its affiliates or representatives are permitted to solicit, initiate, or knowingly take any action to facilitate or encourage, and not to participate or engage in any discussions or negotiations, or cooperate in any way with respect to, any inquiries or the making of, any proposal of an alternative transaction. In addition, the Support Agreement generally restricts transactions in Nuverra Common Stock and derivative securities thereof, subject to certain exceptions. In the event the Nuverra board of directors withdraws its recommendation with respect to the Transactions in violation of the Merger Agreement, the Nuverra Designated Stockholders remain obligated under the Support Agreement to vote in favor of the Transactions. Each Support Agreement will terminate upon the earlier to occur of (x) the closing of the Mergers or (z) the date of termination of the Merger Agreement.

The Support Agreements are attached hereto as Exhibits 10.1 and 10.2 and are incorporated into this Item 1.01 by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Support Agreements and is qualified in its entirety by the terms and conditions of the Support Agreements. It is not intended to provide any other factual information about the parties or their respective subsidiaries and affiliates. The Support Agreements contain representations and warranties by each of the parties to the Support Agreements, which were made only for purposes of the Support Agreements and as of a specified date. The representations, warranties and covenants in the Support Agreements were made solely for the benefit of the parties to the Support Agreements, may be subject to limitations agreed upon by the contracting parties, and may be subject to standards of materiality, applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Support Agreements, which subsequent information may or may not be fully reflected in the Company’s or Nuverra’s public disclosures.

Item 7.01	Regulation FD Disclosure.

On December 13, 2021, the Company, issued a press release announcing its entry into the Merger Agreement. The full text of the press release is included as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated into this Item 7.01 by reference.

THE INFORMATION FURNISHED UNDER ITEM 7.01 OF THIS CURRENT REPORT, INCLUDING EXHIBIT 99.1 ATTACHED HERETO, SHALL NOT BE DEEMED “FILED” FOR THE PURPOSES OF SECTION 18 OF THE SECURITIES AND EXCHANGE ACT OF 1934, NOR SHALL IT BE DEEMED INCORPORATED BY REFERENCE INTO ANY REGISTRATION STATEMENT OR OTHER FILING PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), EXCEPT AS OTHERWISE EXPRESSLY STATED IN SUCH FILING.

Cautionary Statement Regarding Forward-Looking Statements

All statements in this report other than statements of historical facts are forward-looking statements which contain current expectations about future results. Statements using words such as “believe,” “expect,” “will,” “estimate” and other similar expressions help identify forward-looking statements. Although the Company and Nuverra believe that the expectations reflected, and the assumptions or bases underlying our forward-looking statements are reasonable, the Company and Nuverra can give no assurance that such expectations will prove to be correct. Such statements are not guarantees of future performance or events and are subject to known and unknown risks and uncertainties that could cause actual results, events or financial positions to differ materially from those included within or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed Mergers may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the satisfaction of the conditions to the consummation of the proposed Mergers, the ability of the Company to successfully integrate Nuverra’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed Mergers on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, and volatility in the price of oil, natural gas, and natural gas liquids. Factors that could materially impact such forward-looking statements include, but are not limited to: the severity and duration of world health events, including the COVID-19 pandemic, related economic repercussions and the resulting severe disruption in the oil and gas industry and negative impact on demand for oil and gas; actions by the members of OPEC+ with respect to oil production levels and announcements of potential changes in such levels, including the ability of the OPEC+ countries to agree on and comply with supply limitations; operational challenges relating to the COVID-19 pandemic and efforts to mitigate the spread of the virus, including logistical challenges, protecting the health and well-being of employees, remote work arrangements, performance of contracts and supply chain disruptions; the level of capital spending and access to capital markets by oil and gas companies, including significant recent reductions and potential additional reductions in capital expenditures by oil and gas producers in response to commodity prices and dramatically reduced demand; trends and volatility in oil and gas prices, and the ability to manage through such volatility; and other factors discussed in more detail in filings made by the Company and Nuverra with the U.S. Securities Exchange Commission (the “SEC”). Actual results and outcomes may differ materially from those expressed in such forward-looking statements. Investors should not place undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company and Nuverra undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law.

Additional Information and Where to Find It

In connection with the proposed Mergers, the Company intends to file a registration statement on Form S-4, including a consent statement/prospectus of the Company and Nuverra, with the SEC. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND NUVERRA ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND CONSENT STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE AND OTHER RELEVANT DOCUMENTS FILED BY THE COMPANY AND NUVERRA WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGERS, THE PARTIES TO THE MERGERS AND THE RISKS ASSOCIATED WITH THE MERGERS. Investors and security holders may obtain a free copy of the consent statement/prospectus (when available) and other relevant documents filed by the Company and Nuverra with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the consent statement/prospectus and other relevant documents (when available) from www.selectenergy.com under the tab “Investors” and then under the heading “SEC Filings.”

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Mergers. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

The Company, Nuverra and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of consents in connection with the proposed Mergers. Information regarding the directors and executive officers of the Company is contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 24, 2021, the Company’s definitive proxy statement for the 2021 annual meeting of stockholders filed with the SEC on March 25, 2021 and certain of its Current Reports on Form 8-K. You can obtain a free copy of these documents at the SEC’s website at www.sec.gov or by accessing Select’s website at http://www.selectenergy.com. Information regarding the directors and executive officers of Nuverra is contained in Nuverra’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 16, 2021, Nuverra’s Annual Report on Form 10-K/A for the year ended December 31, 2020, which was filed with the SEC on April 26, 2021, Nuverra’s definitive proxy statement for the 2021 annual meeting of stockholders filed with the SEC on May 17, 2021 and certain of its Current Reports on Form 8-K. You can obtain a free copy of these documents at the SEC’s website at http://www.sec.gov or by accessing Nuverra’s website at http://www.nuverra.com. Additional information regarding the interests of participants in the solicitation of consents in connection with the proposed Mergers will be included in the consent statement/prospectus.

Item 9.01.	Financial Statements and Exhibits.

2.1*	Agreement and Plan of Merger, dated as of December 12, 2021, by and among Select Energy Services, Inc., Navy Holdings, Inc., Navy Holdco, LLC, Navy Merger Sub, Inc. and Nuverra Environmental Solutions, Inc.

10.1	Support Agreement, dated as of December 12, 2021, by and among Select Energy Services, Inc., Navy Merger Sub, Inc., Navy Holdco, LLC, Nuverra Environmental Solutions, Inc. Ascribe II Investments LLC and Ascribe III Investments LLC

10.2	Support Agreement, dated as of December 12, 2021, by and among Select Energy Services, Inc., Navy Merger Sub, Inc., Navy Holdco, LLC, Nuverra Environmental Solutions, Inc. and Gates Capital Management, Inc.

99.1	Press Release, dated as of December 13, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 13, 2021

SELECT ENERGY SERVICES, INC.

By:	/s/ Adam R. Law
Adam R. Law
Senior Vice President, General Counsel, Corporate Secretary & Chief Compliance Officer